Exhibit 99.1
Earnings to Fixed Charges
The ratio of earnings to fixed charges for the three months ended January 29, 2006 and January 28, 2007 and for each of the last five fiscal years, was as follows:

					Three Months Ended
Fiscal Year					January 29,	January 28,
2002	2003	2004	2005	2006	2006	2007
4.58x	(a)	23.32x	24.66	37.41	13.46x	37.32x

(a)	Due to Applied’s loss in fiscal 2003, the ratio of coverage was less than 1:1. Applied would have needed to generate additional earnings of $209 million to achieve the coverage ratio of 1:1.